5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

May 25, 2021

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re:    Comstock Resources, Inc.
    Registration Statement on Form S-3, filed May 17, 2021
    File No. 333-256221

Dear Ms. Barberena-Meissner:

On May 17, 2021, Comstock Resources, Inc. (the "Registrant") filed its Registration Statement on Form S-3 (File No. 333-256221). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-256221) so that the same will become effective on May 28, 2021 at 9:00 a.m. Eastern Time, or as soon as practicable thereafter.
Very truly yours,

COMSTOCK RESOURCES, INC.

By:	/s/ Roland O. Burns
Roland O. Burns President and Chief Financial Officer

cc:	Locke Lord LLP
Jack Jacobsen